Exhibit 99.5

LinkedIn

Michael Mullen comment on B. Riley Financial posting. The team at National is incredibly happy to be apart of the B.Riley family. We are so excited to now introduce to our more than 700 financial professionals and our 130,000+ clients the broad and differentiated B.Riley Financial Services platform. Also, I wanted to personally thank Bryant Riley, Tom Kelleher and the team for believing in us. We are ready to go!!!!!